UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2024
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three months ended March 31, 2024.

Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2024.

99.1	North American Construction Group Ltd. Announces Results for the First Quarter Ending March 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: May 1, 2024

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2024 FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2024

DZ370
D10T
CAT

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
Dear fellow shareholders:
In the first quarter of 2024, our safety performance, which now includes employee hours from Australia, achieved a total recordable injury rate (“TRIR”) of 0.37 and a significant incident and failure potential rate (“SIFp”) of 0.37, both of which are better than our industry-leading benchmark target of 0.50.
Operationally, the quarter was a test of our ability to adapt to market changes and fleet utilization challenges. Our oil sands fleet has been repositioned and is now primarily deployed into time and material and rental-type contracts. These contracts inherently provide more consistency and stability than unit rate contracts and we see steady long-term demand for these types of contracts in the region at these levels. With repositioning complete and our bid pipeline now being over $10 billion, our focus is on maximizing equipment utilization in the remaining fleet. We intend to relocate or sell underutilized equipment before the end of this year. The majority of equipment being relocated will be transferred to Australian or North American resource markets and, although moving equipment halfway around the world takes approximately six months, we believe Australia provides the best overall return on our assets and, likewise, to our shareholders. Any remaining under-utilized equipment, which we expect will mostly consist of smaller units, will likely be sold or rebuilt for sale with proceeds of sales offsetting the shipping costs of transferring units.
In our joint venture businesses, our infrastructure work at the Fargo project is ramping up to its busiest summer. We have seen the operational changes made at Nuna stabilize the business and we fully expect Nuna to return to profitability in the second quarter along with steady improvements in project execution and financial performance in the second half of the year.
In Australia, significant rainfall in the first couple months constrained operations but we finished strong in March and ultimately achieved our Q1 expectations. The MacKellar integration is progressing smoothly and we continue to see a strong bid pipeline and increased, long-term growth opportunities. In contrast to the challenges of optimizing fleet utilization and the restructuring at Nuna, our Australian business has been a shining light demonstrating a strong resource market, high demand for our services, and blue-chip customers looking to secure equipment and make long-term commitments.
All said, Q1 EBITDA did slightly better than the 20% of targeted full year EBITDA that was mentioned in my previous letter and we are in the midst of ramping up to our expected Q3 peak driven by optimal operating conditions in Australia, peak activity at the Fargo project, and Nuna’s typical busy summer season. We expect an approximate 45/55 split in EBITDA between the first and second half of the year and remain confident in achieving our 2024 financial targets as we continue to focus on our goals for the year of:
•Integrating and growing MacKellar with our ERP in place for September 2024;
•Re-establishing operational excellence and returning Nuna to consistent profitability;
•Qualifying for a major earthworks infrastructure tender;
•Winning meaningful projects outside oil sands for smaller mining assets; and
•Achieving fleet utilization targets, expanding telematics, and sharing best practices.
I would like to thank our employees for their ability to adjust and adapt to market changes with amazing speed and to our loyal shareholders for their continued confidence. We look forward to updating you again after our Q2 results and sharing what we believe will be a continued compelling investment journey for our shareholders.

Regards,

Joseph Lambert
President & Chief Executive Officer
May 1, 2024

i

Management’s Discussion and Analysis
For the three months ended March 31, 2024
May 1, 2024
The following Management’s Discussion and Analysis ("MD&A") is as of May 1, 2024, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three months ended March 31, 2024, the audited consolidated financial statements and notes for the year ended December 31, 2023, and our annual MD&A for the year ended December 31, 2023.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis March 31, 2024	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 1 highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	March 31,
	2024	2023(iv)	Change
Revenue	$297,026	$244,329	$52,697
Total combined revenue(i)	345,713	322,341	23,372

Gross profit	53,290	41,100	12,190
Gross profit margin(i)	17.9%	16.8%	1.1%

Combined gross profit(i)	62,225	55,919	6,306
Combined gross profit margin(i)(ii)	18.0%	17.3%	0.7%

Operating income	38,276	25,708	12,568

Adjusted EBITDA(i)	93,251	84,622	8,629
Adjusted EBITDA margin(i)(iii)	27.0%	26.3%	0.7%

Net income	11,369	21,846	(10,477)
Adjusted net earnings(i)	20,887	25,276	(4,389)

Cash provided by operating activities	11,866	31,824	(19,958)
Cash provided by operating activities prior to change in working capital(i)	73,892	65,835	8,057

Free cash flow(i)	(36,391)	(26,058)	(10,333)

Purchase of PPE	66,653	36,496	30,157
Sustaining capital additions(i)	59,876	47,191	12,685
Growth capital additions(i)	19,607	—	19,607

Basic net income per share	$0.43	$0.83	$(0.40)
Adjusted EPS(i)	$0.78	$0.96	$(0.18)
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Revenue of $297.0 million represented a $52.7 million (or 21.6%) increase from Q1 2023 as a result of the acquisition of the MacKellar Group ("MacKellar"). Following the October 1, 2023, acquisition, MacKellar completed its second full quarter of revenue since the change in control and posted another strong quarter with top-line results in the first quarter of 2024 similar to that of the fourth quarter of 2023. Significant rainfall carried into January and early February and impacted MacKellar's top-line but, in general and like Q4 2023, the revenue achieved was consistent with acquisition expectations. The most significant mine sites for the MacKellar fleet remain the Carmichael and Middlemount mines, located in the Queensland region, which both provided strong contributions in the quarter.
Equipment utilization in the oil sands region, within the Heavy Equipment - Canada segment, of 53% drove a 30% quarter-over-quarter reduction in equipment related revenue from that region's heavy equipment fleet. Fleet remobilization and repositioning, primarily from the Fort Hills mine to the Millennium mine, in February and early March reduced productive operating hours and associated revenues. Offsetting these decreases, revenues generated in the quarter by DGI Trading Pty Ltd. ("DGI"), within the Heavy Equipment - Australia Segment, were higher than Q1 2023 reflecting strong international demand for used components and major parts required by heavy equipment fleets.
Combined revenue of $345.7 million represented a $23.4 million (or 7.3%) increase from Q1 2023. Our share of revenue generated in the quarter by joint ventures and affiliates was $48.7 million, compared to $78.0 million in Q1 2023 (a decrease of 37.6%) as the completion of the gold mine project in Northern Ontario was only partially offset by increases within the Fargo joint venture. The Fargo project progressed on schedule during the quarter with modest top-line revenue reflecting the expected impact of winter conditions on civil earth-moving scopes.

Management's Discussion and Analysis March 31, 2024	M-2	North American Construction Group Ltd.

Adjusted EBITDA of $93.3 million was an increase of $8.6 million, or 10.2%, from the Q1 2023 result of $84.6 million, slightly better than the aforementioned combined revenue increase of 7.3% due to quarter-over-quarter margin improvements. Adjusted EBITDA margin of 27.0% was higher than Q1 2023 primarily due to margins posted by the MacKellar fleets which again exceeded 30% in the quarter. Continued rainfall in Queensland, Australia into January and February impacted margins in those months due to reduced operating hours but steady, effective operations in March provided for a strong overall quarter.
Margins in the Heavy Equipment - Canada segment were notably impacted by fixed and indirect costs incurred during remobilization efforts but benefited from a strong March as equipment was commissioned and usage stabilized. For the installed and mobilized heavy equipment fleet, favourable operating and haul road conditions, typical for the winter season, allowed for effective operation at the Millennium, Kearl, and Fort Hills mines under primarily time and material and rental based contract structures.
Restructuring efforts within the Nuna Group of Companies ("Nuna") were fully completed during the quarter. Newly installed leadership has brought an operational focus and redirected resources as required. The projects in Northern BC and the Northwest Territories were finalized and debrief sessions held with operational personnel to consider and implement lessons learned. Adjusted EBITDA margin of less than 10% illustrates project execution challenges with one-time charges removed to reflect operational performance in the quarter. Restructuring expenses incurred in the quarter relate primarily to severance costs and one-time expenses required to complete legacy projects.
Depreciation of our equipment fleet was 14.8% of revenue in the quarter, compared to 14.9% in Q1 2023. The Heavy Equipment - Canada fleet averaged approximately 19.5% of revenue due to remobilization efforts. This is offset by depreciation on the Heavy Equipment - Australia fleet, which averaged approximately 9.8% of revenue, largely driven by MacKellar depreciation of 10.5% of revenue in the quarter reflecting both productive operations in the quarter as well as the depreciation of fair market values allocated upon purchase. On a combined basis, depreciation averaged 13.9% of combined revenue in the quarter as the lower capital intensity in Fargo and Nuna joint ventures modestly reduced the ratio based on the MacKellar fleet's increasing prominence.
General and administrative expenses (excluding stock-based compensation) were $11.1 million, or 3.8% of revenue, compared to $8.2 million, or 3.4% of revenue, in Q1 2023. The acquisition of MacKellar did not impact the run rate expectation of administrative expenses being less than 4% of revenue.
Cash related interest expense incurred on our debt for the quarter was $13.5 million at an average cost of debt of 9.1%, compared to 6.7% in Q1 2023, as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing.
Adjusted earnings per share ("EPS") of $0.78 and adjusted net earnings of $20.9 million were down 18.8% and 17.4% from the prior year figures of $0.96 and $25.3 million, respectively. The $4.4 million decrease in adjusted net earnings is due to the higher EBITDA and lower incomes taxes being more than offset by the higher interest and depreciation expenses associated with the debt assumed and fleet acquired upon acquisition of MacKellar.
Weighted-average common shares outstanding for the first quarters of 2024 and 2023 are comparable at 26,733,473 and 26,415,004, respectively, and were not a factor in the earnings per share variance.
Free cash flow was a use of cash of $36.4 million in the quarter primarily due to the consumption of $62.0 million by our working capital accounts. This working capital draw on cash is higher than Q1 2023 primarily due to the increased size of our business. Adjusted EBITDA generated $93.3 million and when factoring in sustaining capital additions ($59.9 million) and cash interest paid ($12.4 million), positive cash of $21.0 million was generated by the overall business in the quarter.

Management's Discussion and Analysis March 31, 2024	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three months ended March 31, 2024 results

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2024	2023(iii)	Change
Revenue	$297,026	$244,329	$52,697
Cost of sales	199,795	166,844	32,951
Depreciation	43,941	36,385	7,556
Gross profit	$53,290	$41,100	$12,190
Gross profit margin(i)	17.9%	16.8%	1.1%
General and administrative expenses (excluding stock-based compensation)(i)	11,145	8,243	2,902
Stock-based compensation expense	3,608	5,936	(2,328)
Operating income	38,276	25,708	12,568
Interest expense, net	15,597	7,311	8,286
Net income	11,369	21,846	(10,477)

Adjusted EBITDA(i)	93,251	84,622	8,629
Adjusted EBITDA margin(i)(ii)	27.0%	26.3%	0.7%

Per share information
Basic net income per share	$0.43	$0.83	$(0.40)
Diluted net income per share	$0.39	$0.71	$(0.32)
Adjusted EPS(i)	$0.78	$0.96	$(0.18)
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2024	2023(ii)
Revenue from wholly-owned entities per financial statements	$297,026	$244,329
Share of revenue from investments in affiliates and joint ventures	125,838	189,485
Elimination of joint venture subcontract revenue	(77,151)	(111,473)
Total combined revenue(i)	$345,713	$322,341
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended
	March 31,
(dollars in thousands)	2024	2023(ii)
Gross profit from wholly-owned entities per financial statements	$53,290	$41,100
Share of gross profit from investments in affiliates and joint ventures	8,935	14,819
Combined gross profit(i)	$62,225	$55,919

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis March 31, 2024	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended
	March 31,
(dollars in thousands)	2024	2023
Net income	$11,369	$21,846
Adjustments:
Loss on disposal of property, plant and equipment	261	1,213
Stock-based compensation expense	3,608	5,936
Change in fair value of contingent obligations	1,438	—
Restructuring costs	4,517	—
Gain on derivative financial instruments	—	(2,509)
Net unrealized loss on derivative financial instruments included in equity earnings in affiliates and joint ventures	1,954	434
Tax effect of the above items	(2,260)	(1,644)
Adjusted net earnings(i)	20,887	25,276
Adjustments:
Tax effect of the above items	2,260	1,644
Amortization of fair value of contingent obligations	3,955	—
Interest expense, net	15,597	7,311
Income tax expense	4,405	8,402
Equity loss (earnings) in affiliates and joint ventures(i)(iii)	1,512	(9,342)
Equity investment EBIT(i)(iii)	(3,768)	9,783
Adjusted EBIT(i)	44,848	43,074
Adjustments:
Depreciation and amortization	44,241	36,691
Equity investment depreciation and amortization	4,162	4,857
Adjusted EBITDA(i)	$93,251	$84,622
Adjusted EBITDA margin(ii)	27.0%	26.3%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended
	March 31,
(dollars in thousands)	2024	2023(ii)
Equity (loss) earnings in affiliates and joint ventures	$(1,512)	$9,342
Adjustments:
Interest (income) expense, net	(573)	357
Income tax (benefit) expense	(1,508)	124
Gain on disposal of property, plant and equipment	(175)	(40)
Equity investment EBIT(i)	$(3,768)	$9,783
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis March 31, 2024	M-5	North American Construction Group Ltd.

Analysis of three months ended March 31, 2024 results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended
	March 31,
	2024	2023
Heavy Equipment - Canada	$158,271	$230,647
Heavy Equipment - Australia	133,948	6,022
Other	4,862	11,096
Eliminations	(55)	(3,436)
	$297,026	$244,329
A breakdown of revenue by source is as follows:

	Three months ended
	March 31,
	2024	2023
Operations support services	$284,724	$229,457
Equipment and component sales	11,022	11,083
Construction services	1,280	3,789
	$297,026	$244,329
For the three months ended March 31, 2024, revenue was $297.0 million, up from $244.3 million in the same period last year. The majority of the quarter-over-quarter increase in revenue was driven by the October 2023 acquisition of MacKellar, represented in the Heavy Equipment - Australia segment of $133.9 million. Reductions in current year Heavy Equipment - Canada revenue relate to equipment utilization of 53%, compared to the Q1 2023 metric of 79%, as a result of reduced overburden and reclamation scopes at the Fort Hills and Syncrude mines.
Gross profit
A breakdown of gross profit by reportable segment is as follows:

	Three months ended
	March 31,
	2024	2023
Heavy Equipment - Canada	$16,442	$36,744
Heavy Equipment - Australia	32,801	1,985
Other	3,012	3,078
Eliminations	1,035	(707)
	$53,290	$41,100
A breakdown of cost of sales is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2024	2023(i)
Salaries, wages, and benefits	$86,185	$68,145
Repair parts and consumable supplies	63,810	49,821
Subcontractor services	28,024	32,585
Equipment and component sales	6,857	7,836
Third-party equipment rentals	7,441	3,697
Fuel	3,928	2,649
Other	3,550	2,111
	$199,795	$166,844

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended March 31, 2024, gross profit was $53.3 million with a 17.9% gross profit margin, up from gross profit of $41.1 million with a 16.8% gross profit margin in the same period last year. The quarter-over-quarter increase is the result of the October 2023 acquisition of MacKellar, represented in the Heavy Equipment- Australia segment. The decrease in gross profit in the Heavy Equipment - Canada segment is driven primarily by the decrease in revenue.

Management's Discussion and Analysis March 31, 2024	M-6	North American Construction Group Ltd.

A breakdown of depreciation by reportable segment is as follows:

	Three months ended
	March 31,
	2024	2023
Heavy Equipment - Canada	$30,883	$36,340
Heavy Equipment - Australia	13,136	45
Eliminations	(78)	—
	$43,941	$36,385
For the three months ended March 31, 2024, depreciation was $43.9 million, or 14.8% of revenue, up from $36.4 million, or 14.9% of revenue, in the same period last year. The increased depreciation in the current quarter relates to the October 2023 acquisition of MacKellar which is shown in the Heavy Equipment - Australia segment. The decrease in depreciation in Heavy Equipment - Canada, is driven by decreased operating hours compared to Q1 2023.
Operating income
For the three months ended March 31, 2024, we recorded operating income of $38.3 million, an increase of $12.6 million from $25.7 million for the same period last year, largely due to the contribution from MacKellar in the current period. General and administrative expenses, excluding stock-based compensation expense, was $11.1 million (or 3.8% of revenue) for the quarter, higher than the $8.2 million (or 3.4% of revenue) in the prior year. The increase can be primarily attributed to MacKellar, offset by current year expense reductions as we optimize support services. Stock-based compensation expense decreased by $2.3 million compared to the prior year as our share price increased at a slower rate compared to the prior year, impacting the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended
	March 31,
(dollars in thousands)	2024	2023	Change
Credit Facility	$6,731	$2,658	$4,073
Convertible debentures	1,711	1,692	19
Interest on customer supply chain financing	988	1,230	(242)
Equipment financing	4,784	806	3,978
Mortgage	240	330	(90)
Other interest expense	384	306	78
Cash interest expense	14,838	7,022	7,816
Amortization of deferred financing costs	759	289	470
Total interest expense, net	$15,597	$7,311	$8,286
Equity loss (earnings) in affiliates and joint ventures(i)	$1,512	$(9,342)	$10,854
Change in fair value of contingent obligations	5,393	—	5,393
Gain on derivative financial instruments	—	(2,509)	2,509
Income tax expense	4,405	8,402	(3,997)

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense was $15.6 million during the three months ended March 31, 2024, an increase from $7.3 million in Q1 2023. The increase can be primarily attributed to the higher balance and an increased variable rate on the Credit Facility and increased equipment financing in the current period, primarily from the addition of MacKellar. Cash related interest expense for the three months ended March 31, 2024, calculated as interest expense excluding amortization of deferred financing costs of $0.8 million, was $13.5 million and represents an average cost of debt of 9.1% when factoring in the Credit Facility balances during the quarter (compared to 6.7% for the three months ended March 31, 2023).
The change in fair value of contingent obligations of $5.4 million for the three months ended March 31, 2024 ($nil for the three months ended March 31, 2023) reflects the increase in fair value of the contingent liabilities relating to the MacKellar and DGI acquisitions.
We recorded income tax expense of $4.4 million and $8.4 million for the three months ended March 31, 2024, and 2023, respectively. The decreased expense is a result of the reduced pre-tax income in the current quarter.

Management's Discussion and Analysis March 31, 2024	M-7	North American Construction Group Ltd.

Equity earnings in affiliates and joint ventures
Equity earnings in affiliates and joint ventures was generated by the joint ventures accounted for using the equity method. The loss of $1.5 million for the three months ended March 31, 2024, down from earnings of $9.3 million in the same period last year, was primarily driven by the $4.5 million one-time restructuring charge at Nuna and a reduction in overburden and reclamation scopes at MNALP.

Three months ended March 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$14,348	$84,196	$23,934	$3,360	$125,838
Gross (loss) profit	(1,350)	3,028	6,898	359	8,935
(Loss) income before taxes	(7,243)	2,207	916	1,433	(2,687)
Net (loss) income	(6,038)	2,207	916	1,403	(1,512)

Three months ended March 31, 2023(i)	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$56,577	$118,195	$13,300	$1,413	$189,485
Gross profit	7,047	3,950	3,809	13	14,819
Income before taxes	5,172	3,118	1,450	(239)	9,501
Net income (loss)	5,048	3,118	1,415	(239)	9,342

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Net income and comprehensive income
For the three months ended March 31, 2024, we recorded $10.7 million of net income and comprehensive income (basic net income per share of $0.43 and diluted net income per share of $0.39), compared to $21.9 million net income and comprehensive income (basic net income per share of $0.83 and diluted net income per share of $0.71) recorded for the same period last year.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended
	March 31,
(dollars in thousands)	2024	2023
Net income	$11,369	$21,846
Interest from convertible debentures (after tax)	1,489	1,462
Diluted net income available to common shareholders	$12,858	$23,308

Adjusted net earnings(i)	$20,887	$25,276

Weighted-average number of common shares	26,733,473	26,415,004
Weighted-average number of diluted common shares	33,026,740	32,942,717

Basic net income per share	$0.43	$0.83
Diluted net income per share	$0.39	$0.71
Adjusted EPS(i)	$0.78	$0.96
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2024	M-8	North American Construction Group Ltd.

The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q1 2024	Q4 2023(iv)	Q3 2023(iv)	Q2 2023(iv)	Q1 2023(iv)	Q4 2022	Q3 2022	Q2 2022
Revenue	$297.0	$328.3	$196.9	$195.2	$244.3	$233.4	$191.4	$168.0
Gross profit(i)	53.3	65.6	26.5	21.6	41.1	42.6	24.6	12.4
Adjusted EBITDA(i)	93.3	101.1	59.4	51.8	84.6	85.9	60.1	41.6
Net income and comprehensive income	10.7	17.6	11.4	12.2	21.9	26.1	20.6	7.5
Basic net income per share(ii)	$0.43	$0.66	$0.43	$0.46	$0.83	$0.99	$0.75	$0.27
Diluted net income per share(ii)	$0.39	$0.58	$0.39	$0.42	$0.70	$0.84	$0.65	$0.25
Adjusted EPS(i)(ii)	$0.78	$0.87	$0.54	$0.47	$0.95	$1.10	$0.65	$0.17
Cash dividend per share(iii)	$0.10	$0.10	$0.10	$0.10	$0.10	$0.08	$0.08	$0.08
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2023.

Management's Discussion and Analysis March 31, 2024	M-9	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)		March 31, 2024	December 31, 2023	Change
Cash		$80,095	$88,614	$(8,519)
Working capital assets
Accounts receivable		$138,451	$97,855	$40,596
Contract assets		15,874	35,027	(19,153)
Inventories		68,876	64,962	3,914
Prepaid expenses and deposits		7,946	7,402	544
Working capital liabilities
Accounts payable		(124,017)	(146,190)	22,173
Accrued liabilities		(61,502)	(72,225)	10,723
Contract liabilities		(1,366)	(59)	(1,307)
Total net working capital (excluding cash and current portion of long-term debt)(i)		$44,262	$(13,228)	$57,490

Property, plant and equipment		$1,165,183	$1,142,946	$22,237
Total assets		1,580,211	1,546,478	33,733

Credit Facility(ii)		$364,260	$317,488	$46,772
Equipment financing(ii)(iii)		220,187	220,466	(279)
Mortgage(ii)	0	28,225	28,429	(204)
Contingent obligations(i)		119,092	115,857	3,235
Total debt(i)		731,764	682,240	49,524
Convertible debentures(ii)		129,750	129,750	—
Cash		(80,095)	(88,614)	8,519
Net debt(i)		781,419	723,376	58,043
Total shareholders' equity		365,945	356,654	9,291
Invested capital(i)		$1,147,364	$1,080,030	$67,334
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
As at March 31, 2024, we had $80.1 million in cash and $78.0 million unused borrowing availability on the Credit Facility for a total liquidity of $158.1 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at March 31, 2024, our total available capital liquidity was $236.3 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee.

(dollars in thousands)	March 31, 2024	December 31, 2023
Cash	$80,095	$88,614
Credit Facility borrowing limit	474,260	478,022
Credit Facility drawn	(364,260)	(317,488)
Letters of credit outstanding	(32,045)	(31,272)
Cash liquidity(i)	$158,050	$217,876
Finance lease borrowing limit	350,000	350,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(220,187)	(220,466)
Guarantees provided to joint ventures	(71,600)	(74,831)
Total capital liquidity(i)	$236,263	$292,579
(i)See "Non-GAAP Financial Measures".
As at March 31, 2024, we had $3.4 million in trade receivables that were more than 30 days past due compared to $4.0 million as at December 31, 2023. As at March 31, 2024 and December 31, 2023, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at March 31, 2024, holdbacks totaled $0.8 million, up from $0.4 million as at December 31, 2023.

Management's Discussion and Analysis March 31, 2024	M-10	North American Construction Group Ltd.

Capital additions
Reconciliation to Statements of Cash Flows

	Three months ended,
	March 31,
(dollars in thousands)	2024	2023
Purchase of PPE	$66,653	$36,496
Additions to intangibles	970	2
Gross capital expenditures	$67,623	$36,498
Proceeds from sale of PPE	(1,103)	(1,198)
Change in capital inventory and capital work in progress(i)	(1,193)	(5,129)
Capital expenditures, net(i)	$65,327	$30,171
Finance lease additions	14,156	17,020
Capital additions(i)	$79,483	$47,191
(i)See "Non-GAAP Financial Measures".
Sustaining and growth additions

	Three months ended,
	March 31,
(dollars in thousands)	2024	2023
Sustaining	$45,720	$30,171
Growth	19,607	—
Capital expenditures, net(i)	$65,327	$30,171
Sustaining	$14,156	$17,020
Growth	—	—
Finance lease additions	$14,156	$17,020
Sustaining	$59,876	$47,191
Growth	19,607	—
Capital additions(i)	$79,483	$47,191
(i)See "Non-GAAP Financial Measures".
A breakdown of net capital expenditures by reportable segment is as follows:

Three months ended March 31, 2024	Heavy Equipment - Canada	Heavy Equipment - Australia	Total
Sustaining	$33,454	$12,266	$45,720
Growth	27	19,580	19,607
Capital expenditures, net(i)	$33,481	$31,846	$65,327

Three months ended March 31, 2023	Heavy Equipment - Canada	Heavy Equipment - Australia	Total
Sustaining	$30,171	$—	$30,171
Growth	—	—	—
Capital expenditures, net(i)	$30,171	$—	$30,171
Capital additions for the three months ended March 31, 2024, were $79.5 million ($47.2 million in Q1 2023). The increase when comparing to Q1 2023 largely relates to expenditures by MacKellar, included within Heavy Equipment - Australia. The majority of the current quarter spend is comprised of sustaining capital additions in connection to routine maintenance of our existing fleet.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended March 31, 2024, was $14.2 million ($17.0 million in the prior year). Our equipment fleet is currently split among owned (75%), finance leased (24%) and rented equipment (1%).

Management's Discussion and Analysis March 31, 2024	M-11	North American Construction Group Ltd.

Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended,
	March 31,
(dollars in thousands)	2024	2023
Nuna	$193	$(225)
MNALP	167	5,019
Fargo	6,043	2,742
Other	1	(1,272)
Share of affiliate and joint venture capital additions(i)	$6,404	$6,264
(i)See "Non-GAAP Financial Measures".
Capital additions within the Nuna joint ventures in both years and MNALP in the current year are considered to be sustaining in nature while the capital additions made by the MNALP in 2023 and Fargo joint ventures were growth given they represent initial investments.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2023.
Summary of consolidated cash flows

	Three months ended
	March 31,
(dollars in thousands)	2024	2023
Cash provided by operating activities	$11,866	$31,824
Cash used in investing activities	(56,733)	(40,917)
Cash provided by (used in) financing activities	38,716	(44,447)
Decrease in cash	$(6,151)	$(53,540)
Operating activities

	Three months ended
	March 31,
(dollars in thousands)	2024	2023
Cash provided by operating activities prior to change in working capital(i)	$73,892	$65,835
Net changes in non-cash working capital	(62,026)	(34,011)
Cash provided by operating activities	$11,866	$31,824
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended March 31, 2024, was $11.9 million, compared to cash provided by operating activities of $31.8 million for the three months ended March 31, 2023. The decrease in cash flow in the current year period is largely a result of decreased net income in the quarter and the impact of changes in our working capital accounts. Cash provided by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
(dollars in thousands)	2024	2023
Accounts receivable	$(45,571)	$(8,494)
Contract assets	19,067	6,063
Inventories	(4,192)	(3,366)
Prepaid expenses and deposits	(614)	1,004
Accounts payable	(20,654)	(13,672)
Accrued liabilities	(11,369)	(14,139)
Contract liabilities	1,307	(1,407)
Net change in non-cash working capital	$(62,026)	$(34,011)

Management's Discussion and Analysis March 31, 2024	M-12	North American Construction Group Ltd.

Investing activities
Cash used in investing activities for the three months ended March 31, 2024, was $56.7 million, compared to cash used in investing activities of $40.9 million for the three months ended March 31, 2023. Current period investing activities largely relate to $66.7 million for the purchase of property, plant and equipment, partially offset by net collections of loans to affiliates and joint ventures of $5.8 million and $1.1 million cash received on the disposal of property, plant and equipment. Prior year investing activities included $36.5 million for the purchase of property, plant and equipment and $5.2 million of net advances of loans to affiliates and joint ventures, partially offset by $1.2 million cash received on the disposal of property, plant and equipment.
Financing activities
Cash provided by financing activities during the three months ended March 31, 2024, was $38.7 million, which included $75.4 million of proceeds from long-term debt, partially offset by $33.9 million of long-term debt repayments and $2.7 million for the dividend payment. Cash used in financing activities during the three months ended March 31, 2023, was $44.4 million which included $42.2 million of long-term debt repayments, and $2.1 million for the dividend payment.
Free cash flow

	Three months ended
	March 31,
(dollars in thousands)	2024	2023
Consolidated Statements of Cash Flows
Cash provided by operating activities	$11,866	$31,824
Cash used in investing activities	(56,733)	(40,917)
Effect of exchange rate on changes in cash	(2,368)	55
Add back of growth and non-cash items included in the above figures:
Growth capital additions(i)	19,607	—
Non-cash changes in fair value of contingent obligations	5,393	—
Capital additions financed by leases(i)	(14,156)	(17,020)
Free cash flow(i)	$(36,391)	$(26,058)
(i)See "Non-GAAP Financial Measures".
Free cash flow was a use of cash of $36.4 million in the quarter primarily due to the consumption of $62.0 million by our working capital accounts. This working capital draw on cash is similar to Q1 2023 and is consistent with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $93.3 million and when factoring in sustaining capital additions ($59.9 million) and cash interest paid ($12.4 million), positive cash of $21.0 million was generated by the overall business in the quarter.

Management's Discussion and Analysis March 31, 2024	M-13	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of March 31, 2024, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at March 31, 2024, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2024	2025	2026	2027	2028 and thereafter
Credit Facility	$437,756	$22,065	$29,286	$386,405	$—	$—
Convertible debentures(i)	152,696	5,146	6,861	59,789	4,111	76,789
Equipment financing	245,493	70,435	73,011	46,647	36,289	19,111
Contingent obligations	169,893	38,905	41,869	54,248	34,871	—
Mortgage	40,576	1,337	1,783	1,783	1,783	33,890
Operating leases(ii)	15,247	964	1,887	1,654	1,384	9,358
Non-lease components of building lease commitments(iii)	337	271	7	7	6	46
Supplier contracts	6,689	6,689	—	—	—	—
Contractual obligations	$1,068,687	$145,812	$154,704	$550,533	$78,444	$139,194
(i)If not converted earlier.
(ii)Operating leases are net of receivables on subleases of $512 (2024 - $512).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $14 (2024 - $14). These commitments include common area maintenance, management fees, property taxes, and parking related to operating leases.
Contractual obligations of $1,068.7 million as at March 31, 2024, increased from $1,024.3 million as at December 31, 2023, primarily related to increases in the Credit Facility balance of $47.7 million and increases in equipment financing of $0.9 million, offset by decreases to supplier contracts of $1.2 million. We have no off-balance sheet arrangements.
Credit Facility
On October 3, 2023, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. On October 26, 2023, we exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $474.3 million of lending capacity using the exchange rate in effect as at March 31, 2024. The Credit Facility permits finance lease obligations to a limit of $350.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million includes guarantees provided by us to certain joint ventures.
As at March 31, 2024, the Credit Facility had borrowings of $364.3 million (December 31, 2023 - $317.5 million) and $32.0 million in issued letters of credit (December 31, 2023 - $31.3 million). At March 31, 2024, our borrowing availability under the Credit Facility was $78.0 million (December 31, 2023 - $129.3 million).
Under the terms of the Credit Facility the Total Debt to Bank EBITDA Ratio is to be maintained at less than or equal to 3.5:1. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at March 31, 2024, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt, and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold

Management's Discussion and Analysis March 31, 2024	M-14	North American Construction Group Ltd.

voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at April 26, 2024, there were 27,827,282 voting common shares outstanding, which included 1,097,940 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (27,827,282 common shares, including 1,094,163 common shares classified as treasury shares at March 31, 2024).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	March 31, 2024	December 31, 2023
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.60	2,691
Interest on the 5.50% convertible debenture is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024, at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026, at a redemption price equal to the principal amount. In each case, the Company is required to pay accrued and unpaid interest on the debentures redeemed.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Swap Agreement
During the three months ended March 31, 2024, we realized a gain of $229 (unrealized gain for the year ended December 31, 2023, of $229) on a swap agreement. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheet was extinguished at that time.

Management's Discussion and Analysis March 31, 2024	M-15	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at March 31, 2024, and the preceding quarter, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	March 31, 2024	December 31, 2023
Remaining performance obligations per financial statements	$11,446	$22,797
Add: undefined committed volumes	2,486,252	2,171,718
Backlog(i)	$2,497,698	$2,194,515
Equity method investment backlog(i)	527,869	536,623
Combined backlog(i)	$3,025,567	$2,731,138
(i)See "Non-GAAP Financial Measures".
Backlog increased $303.2 million while combined backlog increased by $294.4 million on a net basis, during the three months ended March 31, 2024.
Revenue generated from backlog during the three months ended March 31, 2024, was $215.1 million and we estimate that $591.4 million of our backlog reported above will be performed over the balance of 2024 (combined total of $806.5 million). For the year ended December 31, 2023, revenue generated from backlog was $536.6 million.
OUTLOOK
The following table provides projected key measures for 2024. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2024
Combined revenue(i)	$1.5 - $1.7B
Adjusted EBITDA(i)	$430 - $470M
Sustaining capital(i)	$170 - $190M
Adjusted EPS(i)	$4.25 - $4.75
Free cash flow(i)	$160 - $185M

Capital allocation
Growth spending(i)	$55 - $70M
Net debt leverage(i)	Targeting 1.5x
(i)See "Non-GAAP Financial Measures".
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2023.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, we changed our accounting policy for the elimination of our proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We have accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in the Financial Statements.

Management's Discussion and Analysis March 31, 2024	M-16	North American Construction Group Ltd.

Recent accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for annual statements for the fiscal year beginning January 1, 2024. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures for capital expenditures, capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;

Management's Discussion and Analysis March 31, 2024	M-17	North American Construction Group Ltd.

•reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect cash requirements for assets depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
“General and administrative expenses (excluding stock-based compensation)” is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital" is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt plus convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.

Management's Discussion and Analysis March 31, 2024	M-18	North American Construction Group Ltd.

"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures. We believe total debt is a meaningful measure in understanding our complete debt obligations.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
“Total net working capital (excluding cash and current portion of long-term debt)” represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of March 31, 2024, such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three months ended March 31, 2024, that have materially affected, or are reasonably likely to affect, our ICFR.

Management's Discussion and Analysis March 31, 2024	M-19	North American Construction Group Ltd.

LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2024, we had 206 salaried employees (March 31, 2023 - 206 salaried employees) and 1,293 hourly employees (March 31, 2023 - 1,719 hourly employees) in our Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 81% of the employees are union members and work under collective bargaining agreements (March 31, 2023 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
As at March 31, 2024, we had 208 salaried employees and 951 hourly employees in our Australian operations. Approximately 650 are covered under the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees and is up for review in late 2025.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect.
•Our belief that there is minimal risk in the collection of our trade receivables.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•All financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, Adjusted EBITDA, sustaining capital, Adjusted EPS, free cash flow, growth spending and net debt leverage.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•oil and coal prices remaining stable and not dropping significantly in 2024;
•worldwide demand for metallurgical coal and thermal coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;

Management's Discussion and Analysis March 31, 2024	M-20	North American Construction Group Ltd.

•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2023, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2023, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market, and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company's financial assets and liabilities held, non-trading physical assets, and contract portfolios. We have experienced no material change in market risk as of the quarter ended March 31, 2024. For a full discussion of

Management's Discussion and Analysis March 31, 2024	M-21	North American Construction Group Ltd.

market risk please see our annual MD&A for the year ended December 31, 2023.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2023, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis March 31, 2024	M-22	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	March 31, 2024	December 31, 2023
Assets
Current assets
Cash		$80,095	$88,614
Accounts receivable	4, 7	138,451	97,855
Contract assets	5(b)	15,874	35,027
Inventories	6	68,876	64,962
Prepaid expenses and deposits		7,946	7,402
Assets held for sale		1,257	1,340
		312,499	295,200
Property, plant and equipment, net of accumulated depreciation of $442,247 (December 31, 2023 – $423,345)		1,165,183	1,142,946
Operating lease right-of-use assets		14,402	12,782
Intangible assets		7,614	6,971
Investments in affiliates and joint ventures	7	74,498	81,435
Other assets		6,015	7,144
Total assets		$1,580,211	$1,546,478
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$124,017	$146,190
Accrued liabilities		61,502	72,225
Contract liabilities	5(b)	1,366	59
Current portion of long-term debt	8	84,178	81,306
Current portion of contingent obligations	13(a), 14	27,258	22,501
Current portion of operating lease liabilities		1,891	1,742
		300,212	324,023
Long-term debt	8	654,953	611,313
Long-term portion of contingent obligations	13(a), 14	91,834	93,356
Operating lease liabilities		12,868	11,307
Other long-term obligations		45,738	41,001
Deferred tax liabilities		108,661	108,824
		1,214,266	1,189,824
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2024 - 27,827,282 (December 31, 2023 – 27,827,282))	9(a)	229,455	229,455
Treasury shares (March 31, 2024 - 1,094,163 (December 31, 2023 - 1,090,187))	9(a)	(16,277)	(16,165)
Additional paid-in capital		22,140	20,739
Retained earnings		131,727	123,032
Accumulated other comprehensive income		(1,100)	(407)
Shareholders' equity		365,945	356,654
Total liabilities and shareholders’ equity		$1,580,211	$1,546,478
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31,
	Note	2024	2023
			Restated Notes 2, 16
Revenue	2, 5, 16	$297,026	$244,329
Cost of sales	2, 11, 16	199,795	166,844
Depreciation		43,941	36,385
Gross profit		53,290	41,100
General and administrative expenses		14,753	14,179
Loss on disposal of property, plant and equipment		261	1,213
Operating income		38,276	25,708
Equity loss (earnings) in affiliates and joint ventures	2, 7, 16	1,512	(9,342)
Interest expense, net	12	15,597	7,311
Change in fair value of contingent obligations	13(a)	5,393	—
Gain on derivative financial instruments	13(b)	—	(2,509)
Income before income taxes		15,774	30,248
Current income tax expense		4,234	1,136
Deferred income tax expense		171	7,266
Net income		11,369	21,846
Other comprehensive income
Unrealized foreign currency translation loss (gain)		693	(55)
Comprehensive income		$10,676	$21,901
Per share information
Basic net income per share	9(b)	$0.43	$0.83
Diluted net income per share	9(b)	$0.39	$0.71
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
Net income	—	—	—	21,846	—	21,846
Unrealized foreign currency translation gain	—	—	—	—	55	55
Dividends ($0.10 per share)	—	—	—	(2,621)	—	(2,621)
Purchase of treasury shares	—	(116)	—	—	—	(116)
Stock-based compensation	—	—	1,136	—	—	1,136
Balance at March 31, 2023	$229,455	$(16,554)	$23,231	$89,726	$361	$326,219

Balance at December 31,2023	$229,455	$(16,165)	$20,739	$123,032	$(407)	$356,654
Net income	—	—	—	11,369	—	11,369
Unrealized foreign currency translation loss	—	—	—	—	(693)	(693)
Dividends ($0.10 per share)	—	—	—	(2,674)	—	(2,674)
Purchase of treasury shares	—	(112)	—	—	—	(112)
Stock-based compensation	—	—	1,401	—	—	1,401
Balance at March 31, 2024	$229,455	$(16,277)	$22,140	$131,727	$(1,100)	$365,945
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended
		March 31,
	Note	2024	2023
			Restated Notes 2, 16
Cash provided by (used in)
Operating activities:
Net income		$11,369	$21,846
Adjustments to reconcile net income to cash from operating activities:
Depreciation		43,941	36,385
Amortization of deferred financing costs	12	759	289
Loss on disposal of property, plant and equipment		261	1,213
Gain on derivative financial instruments		—	(2,509)
Stock-based compensation expense		3,608	5,937
Equity loss (earnings) in affiliates and joint ventures	7	1,512	(9,342)
Dividends and advances received from affiliates and joint ventures	7	3,344	4,277
Other adjustments to cash from operating activities		647	473
Change in fair value of contingent obligations	13(a)	5,393	—
Long-term contract liabilities		2,887	—
Deferred income tax expense		171	7,266
Net changes in non-cash working capital	15(b)	(62,026)	(34,011)
		11,866	31,824
Investing activities:
Purchase of property, plant and equipment		(66,653)	(36,496)
Additions to intangible assets		(970)	(2)
Proceeds on disposal of property, plant and equipment		1,103	1,198
Net payment on the wind up of affiliates and joint ventures		—	(387)
Net collections (advances) of loans with affiliates and joint ventures		5,772	(5,230)
Cash settlement of derivative financial instruments		4,015	—
		(56,733)	(40,917)
Financing activities:
Proceeds from long-term debt	8	75,392	—
Repayment of long-term debt	8	(33,890)	(42,233)
Dividends paid	9(c)	(2,674)	(2,098)
Purchase of treasury shares	9(a)	(112)	(116)
		38,716	(44,447)
Decrease in cash		(6,151)	(53,540)
Effect of exchange rate on changes in cash		(2,368)	55
Cash, beginning of period		88,614	69,144
Cash, end of period		$80,095	$15,659
Supplemental cash flow information (note 15(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2024
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships, and joint ventures.
Except as noted below, The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through February. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, the Company changed its accounting policy for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, the Company eliminated its proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. The Company has accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in these Financial Statements.
3. Recent accounting pronouncements not yet adopted
a) Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements,

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-5	North American Construction Group Ltd.

primarily through enhanced disclosures about significant segment expenses. This standard is effective for annual statements for the fiscal year beginning January 1, 2024. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
d) Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
4. Accounts receivable

	March 31, 2024	December 31, 2023
Trade	$59,840	$65,386
Holdbacks	846	363
Accrued trade receivables	60,651	16,556
Contract receivables	121,337	82,305
Other	17,114	15,550
	$138,451	$97,855
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
5. Revenue
a) Disaggregation of revenue

	Three months ended
	March 31,
	2024	2023
Revenue by source
Operations support services	$284,724	$229,457
Equipment and component sales	11,022	11,083
Construction services	1,280	3,789
	$297,026	$244,329
Revenue by commercial terms
Time-and-materials	$237,075	$143,785
Unit-price	55,934	94,158
Lump-sum	4,017	6,386
	$297,026	$244,329
Revenue recognition method
As-invoiced	$254,621	$155,054
Cost-to-cost percent complete	31,383	78,192
Point-in-time	11,022	11,083
	$297,026	$244,329

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-6	North American Construction Group Ltd.

b) Contract balances

	March 31, 2024	December 31, 2023
Contract assets	$15,874	$35,027
Contract liabilities	1,366	59
Long-term contract liabilities	19,001	16,114
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and revenue recognized from variable consideration related to unapproved contract modifications. Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) includes upfront payments for long-term contracts to assist with operations scaling. The Company recognized revenue of $59 in the three months ended March 31, 2024, that was included in the contract liability balance as of December 31, 2023 ($1,407 in 2023 that was included in the contract balance as of December 31, 2022).
c) Transaction price allocated to the remaining performance obligations
For the nine months remaining in 2024, the transaction price allocated to remaining performance obligations is $11,446. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the three months ended March 31, 2024, of $1,484 (three months ended March 31, 2023 – $nil). The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at March 31, 2024, of $10,961 (December 31, 2023 – $9,482).
6. Inventories

	March 31, 2024	December 31, 2023
Repair parts	$42,915	$41,358
Tires and track frames	6,114	6,478
Fuel and lubricants	2,436	1,941
Parts and supplies	51,465	49,777
Parts, supplies and components for equipment rebuilds	16,356	13,898
Customer rebuild work in process	1,055	1,287
	$68,876	$64,962

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-7	North American Construction Group Ltd.

7. Investments in affiliates and joint ventures
The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended
	March 31,
	2024	2023
Balance, beginning of period	$81,435	$75,637
Share of net (loss) income	(1,512)	9,342
Dividends and advances received from affiliates and joint ventures	(3,344)	(6,490)
Intercompany eliminations	(2,081)	(1,967)
Balance, end of period	$74,498	$76,522
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

March 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$2,685	$3,497	$81,368	$327	$87,877
Other current assets	35,875	41,286	5,655	4,532	87,348
Non-current assets	21,764	39,192	192,598	5,703	259,257
Total assets	$60,324	$83,975	$279,621	$10,562	$434,482
Liabilities
Contract liabilities	$3,922	$683	$80,582	$51	$85,238
Other current liabilities (excluding current portion of long-term debt)	7,511	34,458	24,195	1,890	68,054
Long-term debt (including current portion)	9,008	35,033	151,051	6,176	201,268
Non-current liabilities	4,888	—	536	—	5,424
Total liabilities	$25,329	$70,174	$256,364	$8,117	$359,984
Net investments in affiliates and joint ventures	$34,995	$13,801	$23,257	$2,445	$74,498

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-8	North American Construction Group Ltd.

December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$9,944	$4,184	$87,418	$222	$101,768
Other current assets	34,937	36,060	4,556	4,593	80,146
Non-current assets	23,884	37,103	172,818	10,434	244,239
Total assets	$68,765	$77,347	$264,792	$15,249	$426,153
Liabilities
Contract liabilities	$7,817	$—	$76,481	$52	$84,350
Other current liabilities (excluding current portion of long-term debt)	5,145	29,216	33,122	1,871	69,354
Long-term debt (including current portion)	9,631	36,596	132,818	6,221	185,266
Non-current liabilities	4,985	—	589	174	5,748
Total liabilities	$27,578	$65,812	$243,010	$8,318	$344,718
Net investments in affiliates and joint ventures	$41,187	$11,535	$21,782	$6,931	$81,435
Included within our portion of Nuna’s March 31, 2024, current assets are contract assets of $8,140 from variable consideration related to unapproved contract modifications (December 31, 2023 – $8,701).
Statements of Operations

Three months ended March 31, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$14,348	$84,196	$23,934	$3,360	$125,838
Gross (loss) profit	(1,350)	3,028	6,898	359	8,935
(Loss) income before taxes	(7,243)	2,207	916	1,433	(2,687)
Net (loss) income	(6,038)	2,207	916	1,403	(1,512)

Three months ended March 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$56,577	$118,195	$13,300	$1,413	$189,485
Gross profit	7,047	3,950	3,809	13	14,819
Income before taxes	5,172	3,118	1,450	(239)	9,501
Net income (loss)	5,048	3,118	1,415	(239)	9,342
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	March 31, 2024	December 31, 2023
Accounts receivable	$61,861	$41,157
Contract assets	11,150	12,019
Other assets	—	350
Accounts payable and accrued liabilities	21,328	15,087
Contract liabilities	1,366	—
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three months ended March 31, 2024, and 2023, revenue earned from these services was $156,788 and $227,669, respectively. The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At March 31, 2024, MNALP had recorded accounts receivable of $71,305 on its balance sheet (December 31, 2023 – $61,111).

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-9	North American Construction Group Ltd.

8. Long-term debt

	Note	March 31, 2024	December 31, 2023
Credit Facility	8(a)	$364,260	$317,488
Convertible debentures	8(b)	129,750	129,750
Equipment financing	8(c)	220,187	220,466
Mortgage		28,225	28,429
Unamortized deferred financing costs		(3,291)	(3,514)
		$739,131	$692,619
Less: current portion of long-term debt		(84,178)	(81,306)
		$654,953	$611,313
a) Credit Facility
On October 3, 2023, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. On October 26, 2023, the Company exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $474.3 million of lending capacity using the exchange rate in effect as at March 31, 2024. The Credit Facility permits finance lease obligations to a limit of $350.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures.
As at March 31, 2024, there was $32.0 million (December 31, 2023 - $31.3 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $78.0 million (December 31, 2023 - $129.3 million).
As at March 31, 2024, there was $62.1 million in borrowing availability under finance lease obligations (December 31, 2023 - $60.1 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at March 31, 2024, the Company was in compliance with its financial covenants.
•The first covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other noncash items included in the calculation of net income.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less maintenance capital expenditures, cash distributions (dividends, share buybacks, etc.), and cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest and all scheduled principal debt repayments.
◦The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian Bankers’ Acceptance Rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.70% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-10	North American Construction Group Ltd.

The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $110.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at March 31, 2024, the Company has provided guarantees on this facility of $71.5 million (December 31, 2023 - $74.7 million). At this time, there have been no instances or indication that payments will not be made by MNALP and, therefore, no liability has been recorded related to this guarantee.
b) Convertible debentures

	March 31, 2024	December 31, 2023
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.60	2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-11	North American Construction Group Ltd.

c) Equipment financing

	Note	March 31, 2024	December 31, 2023
Finance lease obligations		$57,003	$52,851
Financing obligations	8(d)	159,314	162,266
Promissory notes		3,870	5,349
		$220,187	$220,466

	Three months ended			Three months ended
	March 31, 2024			March 31, 2023
	Additions	Payments	Change in foreign exchange rates	Additions	Payments
Finance lease obligations	$12,037	$(8,195)	$310	$17,020	$(7,113)
Financing obligations	24,194	(24,012)	(3,134)	—	(3,466)
Promissory notes	—	(1,479)	—	—	(1,456)
	$36,231	$(33,686)	$(2,824)	$17,020	$(12,035)
d) Financing obligations
During the three months ended March 31, 2024, the Company recorded new financing obligations of $24.2 million. The financing contracts expire between March 2027 and March 2029 and bear interest between 5.88% and 7.28%. The financing obligations are secured by the corresponding property, plant and equipment.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2023	27,827,282	(1,090,187)	26,737,095
Purchase of treasury shares	—	(3,976)	(3,976)
Issued and outstanding as at March 31, 2024	27,827,282	(1,094,163)	26,733,119
b) Net income per share

	Three months ended
	March 31,
	2024	2023
Net income	$11,369	$21,846
Interest from convertible debentures (after tax)	1,489	1,462
Diluted net income available to common shareholders	$12,858	$23,308

Weighted-average number of common shares	26,733,473	26,415,004
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,093,809	1,412,278
Dilutive effect of 5.00% convertible debentures	2,148,438	2,095,236
Dilutive effect of 5.50% convertible debentures	3,051,020	3,020,199
Weighted-average number of diluted common shares	33,026,740	32,942,717

Basic net income per share	$0.43	$0.83
Diluted net income per share	$0.39	$0.71
For the three months ended March 31, 2024, and 2023, all securities were dilutive.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-12	North American Construction Group Ltd.

c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674
Q4 2023	October 31, 2023	$0.10	November 30, 2023	January 5, 2024	$2,674
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,674
10. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Three months ended March 31, 2024	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$158,271	$133,798	$4,249	$—	$296,318
Revenue from intersegment transactions	—	150	613	(55)	708
Depreciation expense	30,883	13,136	—	(78)	43,941
Segment gross profits	16,442	32,801	3,012	1,035	53,290
Purchase of property, plant and equipment	33,481	31,846	—	—	65,327

Three months ended March 31, 2023	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$229,140	$6,022	$5,929	$—	$241,091
Revenue from intersegment transactions	1,507	—	5,167	(3,436)	3,238
Depreciation expense	36,340	45	—	—	36,385
Segment gross profits	36,744	1,985	3,078	(707)	41,100
Purchase of property, plant and equipment	36,496	—	—	—	36,496
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets	March 31, 2024	December 31, 2023
Heavy Equipment - Canada	$1,103,131	$1,079,370
Heavy Equipment - Australia	743,508	718,114
Other	298,109	307,850
Eliminations	(564,537)	(558,856)
	$1,580,211	$1,546,478

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-13	North American Construction Group Ltd.

c) Reconciliation
Income before income taxes

Three months ended March 31,	2024	2023
Total gross profit for reportable segments	$53,290	$41,100
Reconciling items:
General and administrative costs	14,753	14,179
Loss on disposal of property, plant and equipment	261	1,213
Interest expense	15,597	7,311
Equity loss (earnings) in affiliates and joint ventures	1,512	(9,342)
Gain on derivative financial instruments	—	(2,509)
Change in fair value of contingent obligations	5,393	—
Income before income taxes	$15,774	$30,248
d) Geographic information
Revenue

Three months ended March 31,	2024	2023
Canada	$160,396	$236,270
Australia	133,893	5,461
United States	2,737	2,598
	$297,026	$244,329
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	March 31, 2024	December 31, 2023
Canada	$611,223	$601,537
Australia	581,991	568,306
	$1,193,214	$1,169,843
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.
11. Cost of sales

	Three months ended
	March 31,
	2024	2023
Salaries, wages, and benefits	$86,185	$68,145
Repair parts and consumable supplies	63,810	49,821
Subcontractor services	28,024	32,585
Equipment and component sales	6,857	7,836
Third-party equipment rentals	7,441	3,697
Fuel	3,928	2,649
Other	3,550	2,111
	$199,795	$166,844

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-14	North American Construction Group Ltd.

12. Interest expense, net

	Three months ended
	March 31,
	2024	2023
Credit Facility	$6,731	$2,658
Convertible debentures	1,711	1,692
Equipment financing	4,784	806
Interest on customer supply chain financing	988	1,230
Mortgage	240	330
Amortization of deferred financing costs	759	289
Interest expense	$15,213	$7,005
Other interest expense (income)	384	306
	$15,597	$7,311
13. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	169,803	129,750	160,072
Financing obligations	Level 2	159,314	158,865	162,266	159,900
Mortgage	Level 2	28,225	23,485	28,429	22,780
The Company classifies contingent obligations related to contingent consideration on the MacKellar and DGI acquisitions (note 14), comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The Company uses projected MacKellar and DGI financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $8,141 decrease to a $8,141 increase on the fair value as at March 31, 2024. During the three months ended March 31, 2024, there has been no change in the valuation approach or technique.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-15	North American Construction Group Ltd.

Reconciliation of Level 3 recurring fair value measurements:

	Three months ended
	March 31,
	2024	2023
Balance, beginning of the period	$115,857	$3,862
Changes in fair value recognized in earnings	5,393	—
Changes in foreign exchange rates	(2,158)	(74)
Balance, end of the period	$119,092	$3,788
Changes in estimated fair values are recorded in the Consolidated Statements of Operations and Comprehensive Income.
b) Swap agreement
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. This swap agreement was completed on January 3, 2024, at which point the Company realized a gain of $229, which had been recorded in the prior year as unrealized, and extinguished the derivative financial instrument that had been recorded on the Consolidated Balance Sheets at December 31, 2023.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues of $125,838 for the three months ended March 31, 2024 ($189,485 for the three months ended March 31, 2023) from our share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended
	March 31,
	2024	2023
Customer A	23%	—%
Customer B	22%	31%
Customer C	15%	23%
Customer D	12%	15%
Customer E	4%	24%
Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2024 and 2023 fall under the Heavy Equipment - Canada segment.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.
14. Business acquisitions
MacKellar Group
On October 1, 2023, the Company acquired 100% of the shares and business of MacKellar Group (“MacKellar”), a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179,668 including a cash payment and contingent consideration comprised of a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-16	North American Construction Group Ltd.

mechanism based on MacKellar’s future net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and is estimated based on unaudited financial statements at closing. The acquisition of MacKellar significantly expanded the Company's capability and allows the Company to serve a highly valuable and diversified base of customers internationally.
The following table summarizes the total consideration paid for MacKellar and the fair values of the assets acquired and liabilities assumed at the acquisition date:

October 1, 2023
Cash consideration	$65,572
Earn-out at estimated fair value	79,839
Deferred consideration at estimated fair value	27,014
Contingent payment at estimated fair value	7,243
Total consideration transferred	$179,668

Equipment financing assumed	203,946
Total purchase price	$383,614

Purchase price allocation to assets acquired and liabilities assumed:
Cash	$13,901
Accounts receivable	65,033
Contract assets	713
Inventories	12,155
Prepaid expenses	2,187
Property, plant and equipment	394,394
Investments in affiliates and joint ventures	85
Intangible assets	690
Accounts payable	(45,829)
Accrued liabilities	(22,464)
Other long-term obligations	(16,934)
Deferred income tax liabilities	(20,317)
Third party equipment financing assumed:
Financing obligations	(173,430)
Finance leases	(30,516)
Total identifiable net assets at fair value	$179,668
NACG’s existing Credit Facility funded the payout of the third party equipment financing assumed as part of the Transaction in the amount of $73,657 for financing obligations and $18,509 for finance leases.
The fair value of the assets acquired included $65,033 of accounts receivable, comprised of trade and other receivables. The gross amount of accounts receivable approximated its fair value with no expected uncollectible amounts as of the acquisition date.
The fair value of the assets acquired included $394,394 of property, plant and equipment. The Company engaged a third-party specialist to determine the fair value of the property, plant and equipment using a market based approach based primarily on the selling price of comparable assets.
During the three months ended March 31, 2024, the Company recognized $124,995 of revenue and $16,692 of net income from MacKellar recorded in the Consolidated Statement of Operations and Comprehensive Income. The following unaudited pro forma information gives effect to the transaction as if it had occurred on January 1, 2023.

	Three months ended
	March 31,
	2024	2023
Revenue	$297,026	$349,679
Net income	11,369	29,214
These pro forma amounts have been calculated after applying NACG accounting policies and adjusting the results of MacKellar to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment had been applied from January 1, 2023, with the consequential tax effects.

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-17	North American Construction Group Ltd.

The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2023, nor are they indicative of future results of operations.
15. Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2024	2023
Cash paid during the period for:
Interest	$12,413	$6,924
Income taxes	3,319	88
Cash received during the period for:
Interest	147	298
Operating subleases included in cash from operations	171	1,796
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	14,156	17,020
Increase in assets held for sale, offset by property, plant and equipment	380	1,671
Non-cash working capital exclusions:
Net decrease in accounts receivable related to realized gain on derivative financial instruments	(4,015)	—
Net increase in accrued liabilities related to the current portion of deferred stock units liability	—	(1,052)
Net (increase) decrease in accrued liabilities related to taxes payable	122	266
Net increase in accrued liabilities related to dividend payable	—	(523)
Net (increase) decrease in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	(1,412)	7,500
Non-cash working capital movement from change in foreign exchange rates
Decrease in accounts receivable	(960)	—
Decrease in contract assets	(86)	—
Decrease in inventory	(278)	—
Decrease in prepaid expenses	(70)	—
Decrease in accounts payable	1,519	—
Decrease in accrued liabilities	644	—
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended
	March 31,
	2024	2023
Operating activities:
Accounts receivable	$(45,571)	$(8,494)
Contract assets	19,067	6,063
Inventories	(4,192)	(3,366)
Prepaid expenses and deposits	(614)	1,004
Accounts payable	(20,654)	(13,672)
Accrued liabilities	(11,369)	(14,139)
Contract liabilities	1,307	(1,407)
	$(62,026)	$(34,011)

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-18	North American Construction Group Ltd.

16. Change in significant accounting policy - Basis of presentation
The following tables summarize the effect of the change in accounting policy (note 2) on the Consolidated Statement of Operations and Comprehensive Income for the three months ended March 31, 2024, and 2023:

	Three months ended March 31, 2024
	Without change	Adjustments	As reported
Revenue	$298,155	$(1,129)	$297,026
Cost of sales	200,835	(1,040)	199,795
Gross profit	53,380	(90)	53,290
Equity loss in affiliates and joint ventures	1,602	(90)	1,512
Net income	11,369	—	11,369

	Three months ended March 31, 2023
	As originally reported	Adjustments	As reported
Revenue	$242,605	$1,724	$244,329
Cost of sales	165,301	1,543	166,844
Gross profit	40,919	181	41,100
Equity earnings in affiliates and joint ventures	(9,523)	181	(9,342)
Net income	21,846	—	21,846

Interim Consolidated Financial Statements (Unaudited) March 31, 2024	F-19	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended March 31, 2024.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2024 and ended on March 31, 2024, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 1, 2024

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended March 31, 2024.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2024, and ended on March 31, 2024, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 1, 2024

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer